UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

LiveXLive Media, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

53839L208

(CUSIP Number)

January 22, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G CUSIP No. 53839L208	PAGE 2 of 9

(1)	NAME OF REPORTING PERSON John Lemak
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER: 2,879,025 (2)
	(6)	SHARED VOTING POWER: 0
	(7)	SOLE DISPOSITIVE POWER: 2,879,025 (2)
	(8)	SHARED DISPOSITIVE POWER: 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,879,025 (2)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.96% (3)
(12)	TYPE OF REPORTING PERSON: IN

(1)

This statement on Schedule 13G, Amendment No. 2 (this “Schedule 13G”) is filed by John Lemak (“Lemak”), Sandor Capital Master Fund (“Sandor”), John S Lemak IRA Rollover Texas Capital Bank Trust (“Lemak IRA”) and JSL Kids Partners (“JSL”, and collectively with Lemak, Sandor and Lemak IRA, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

70,653 shares are directly held by Lemak, 2,704,084 shares are directly held by Sandor, 33,334 shares are directly held by Lemak IRA and 70,954 shares are directly held by JSL. Lemak is the General Partner of each of Sandor and JSL and is the Trustee of Lemak IRA and as such, has the power to direct the voting and disposition of the shares owned by these entities.

(3)

Based upon 58,040,170 shares of the Issuer’s common stock issued and outstanding as of November 4, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2019 (the “Form 10-Q”).

Schedule 13G CUSIP No. 53839L208	PAGE 3 of 9

(1)	NAME OF REPORTING PERSON Sandor Capital Master Fund
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER: 0
	(6)	SHARED VOTING POWER: 2,704,084 (2)
	(7)	SOLE DISPOSITIVE POWER:
	(8)	SHARED DISPOSITIVE POWER: 2,704,084 (2)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,704,084 (2)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.65% (3)
(12)	TYPE OF REPORTING PERSON: OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13.

(2)	2,704,084 shares are directly held by Sandor. Lemak is the General Partner of Sandor and as such, has the power to direct the voting and disposition of the shares owned by Sandor.

(3)	Based upon 58,040,170 shares of the Issuer’s common stock issued and outstanding as of November 4, 2019, as reported in the Issuer’s Form 10-Q.

Schedule 13G CUSIP No. 53839L208	PAGE 4 of 9

(1)	NAME OF REPORTING PERSON John S Lemak IRA Rollover Texas Capital Bank Trust
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER: 0
	(6)	SHARED VOTING POWER: 33,334 (2)
	(7)	SOLE DISPOSITIVE POWER: 33,334 (2)
	(8)	SHARED DISPOSITIVE POWER: 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 33,334 (2)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.05% (3)
(12)	TYPE OF REPORTING PERSON: OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13.

(2)	33,334 shares are directly held by Lemak IRA. Lemak is the Trustee of Lemak IRA and as such, has the power to direct the voting and disposition of the shares owned by Lemak IRA.

(3)	Based upon 58,040,170 shares of the Issuer’s common stock issued and outstanding as of November 4, 2019, as reported in the Issuer’s Form 10-Q.

Schedule 13G CUSIP No. 53839L208	PAGE 5 of 9

(1)	NAME OF REPORTING PERSON JSL Kids Partners
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER: 0
	(6)	SHARED VOTING POWER: 70,954 (2)
	(7)	SOLE DISPOSITIVE POWER: 0
	(8)	SHARED DISPOSITIVE POWER: 70,954 (2)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 70,954 (2)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.12% (3)
(12)	TYPE OF REPORTING PERSON: PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13.

(2)	70,954 shares are directly held by JSL. Lemak is the General Partner of JSL and as such, has the possess power to direct the voting and disposition of the shares owned by JSL.

(3)	Based upon 58,040,170 shares of the Issuer’s common stock issued and outstanding as of November 4, 2019, as reported in the Issuer’s Form 10-Q.

Schedule 13G CUSIP No. 53839L208	PAGE 6 of 9

ITEM 1(a). NAME OF ISSUER:

LiveXLive Media, Inc. (the “Issuer”)

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

9200 Sunset Boulevard, Suite #1201, West Hollywood, CA 90069

ITEMS 2(a), 2(b) and 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

(a)

Name of Person(s) filing:

John Lemak (“Lemak”)

Sandor Capital Master Fund (“Sandor”)

John S Lemak IRA Rollover Texas Capital Bank Trust (“Lemak IRA”)

JSL Kids Partners (“JSL” and collectively with Lemak, Sandor and Lemak IRA, the “Reporting Persons”)

(b)	Address of Principal Business Office: Sandor’s and JSL’s address is 2828 Routh St., St. 500, Dallas, TX 75201, and Lemak’s and Lemak IRA’s address is 4410 Bordeaux Avenue, Dallas, TX 75205.

(c)	Citizenship: Lemak is a US citizen. Sandor, Lemak IRA and JSL are each organized in the State of Texas.

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common stock, $0.001 par value per share (the “Common Stock”).

ITEM 2(e). CUSIP NUMBER: 53839L208

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b(ii)(G);

(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Schedule 13G CUSIP No. 53839L208	PAGE 7 of 9

ITEM 4. OWNERSHIP.

(a)	Amount beneficially owned: see below.

(b)	Percent of class: see below.

(c)	Number of shares as to which such persons have: see below.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G, Amendment No.2 (this “Schedule 13G”) is provided as of November 4, 2019:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Total Beneficial Ownership (1)	Percentage of Class (1)(3)
Sandor	2,704,084	0	2,704,084	0	2,704,084	2,704,084	4.65%
Lemak IRA	33,334	0	33,334	0	33,334	33,334	0.05%
JSL	70,954	0	70,954	0	70,954	70,954	0.12%
Lemak (2)	70,653	2,879,025	0	2,879,025	0	2,879,025	4.96%

(1)	Represents the number of shares of Common Stock held by the Reporting Persons, and includes 70,653 shares of Common Stock that are directly held by Lemak.

(2)

Lemak is the General Partner of each of Sandor and JSL and is the Trustee of Lemak IRA. As such, (i) Lemak has the power to direct the voting and disposition of the shares owned by Sandor and may be deemed to have indirect beneficial ownership of the shares held by Sandor, (ii) Lemak has the power to direct the voting and disposition of the shares owned by Lemak IRA and may be deemed to have indirect beneficial ownership of the shares held by Lemak IRA, and (iii) Lemak has the power to direct the voting and disposition of the shares owned by JSL and may be deemed to have indirect beneficial ownership of the shares held by JSL. Lemak has direct beneficial ownership of the shares owned by him personally.

(3)

The percentages set forth above is calculated based 58,040,170 shares of the Issuer’s common stock issued and outstanding as of November 4, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on November 8, 2019.

Schedule 13G CUSIP No. 53839L208	PAGE 8 of 9

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP: N/A

ITEM 10. CERTIFICATION. (if filing pursuant to Rule 13d-1(c))

The Reporting Persons hereby make the following certification:

By signing below each of the Reporting Persons certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Schedule 13G CUSIP No. 53839L208	PAGE 9 of 9

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Sandor Capital Master Fund

Dated: January 23, 2020	By:	/s/ John Lemak
	Name:	John Lemak
	Title:	General Partner

John S Lemak IRA Rollover Texas Capital Bank Trust

Dated: January 23, 2020	By:	/s/ John Lemak
	Name:	John Lemak
	Title:	Trustee

JSL Kids Partners

Dated: January 23, 2020	By:	/s/ John Lemak
	Name:	John Lemak
	Title:	General Partner

Dated: January 23, 2020	/s/ John Lemak
John Lemak, individually

EXHIBIT 1

JOINT FILING AGREEMENT

Schedule 13G

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of LiveXLive Media, Inc.

Sandor Capital Master Fund

Dated: January 23, 2020	By:	/s/ John Lemak
	Name:	John Lemak
	Title:	General Partner

John S Lemak IRA Rollover Texas Capital Bank Trust

Dated: January 23, 2020	By:	/s/ John Lemak
	Name:	John Lemak
	Title:	Trustee

JSL Kids Partners

Dated: January 23, 2020	By:	/s/ John Lemak
	Name:	John Lemak
	Title:	General Partner

Dated: January 23, 2020	/s/ John Lemak
John Lemak, individually